Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2016 AND 2015

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”), for the three-month and nine-month periods ended November 30, 2016 and 2015. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2016 and 2015. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended November 30, 2016 and 2015 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 12, 2017. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Off-Balance Sheet Arrangements”, ‟Critical Accounting Policies and Estimates” or ‟Risks and Uncertainties” to those outlined in the Corporation’s 2016 annual MD&A as filed with Canadian securities regulatory authorities on May 25, 2016. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD” and ‟EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

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management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlement, legal fees related to royalty settlement and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 47% owned subsidiary Acasti. Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

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Introduction of NKO® Omega Plus

On September 15, 2016, Neptune announced that NKO® Omega Plus will now be one of the highest omega-3 concentration of krill oil based products available on the market. Neptune’s proprietary extraction process enables NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. To date, Neptune has identified and implemented initiatives that are expected to generate approximately $5 million targeted savings, with the full impact being reflected in upcoming quarters.

Human Resources

Neptune, Biodroga and Acasti are currently employing 127 employees. On June 29, 2016, a collective agreement has been signed for a 2-year period with some Sherbrooke plant employees. Management is of the view that the certification has no impact on Neptune’s operations at its Sherbrooke plant.

Loan Financing

On April 20, 2016, the Corporation announced that it had signed a term loan of 2.10 million GBP ($3.822 million) with Bank and Clients PLC (‟B&C”) based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan is payable on a monthly basis over a 33-month period. Proceeds from the loan were used for working capital requirements such as receivables and inventory and to support further growth.

Patents and License Agreements

On September 30, 2016, Neptune and Aker BioMarine (‟Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquires rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. This agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation.

Appeal by Enzymotec of the PTAB’s decision: we are referring you to the annual 2016 MD&A for the details as there has been no development since February 29, 2016.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office (the “APO”) for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). As per the settlement agreement, Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the APO confirmed that all claims in Neptune’s Australian patents were patentable and the re-examination was declared final. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected by the APO in early September 2015. In September and October 2015, Enzymotec attempted on two occasions to convince the APO to reconsider its previous final decisions. Both attempts were dismissed by the APO. On May 16, 2016, following a third request for re-examination by Enzymotec, the APO confirmed that all the claims in Neptune’s Australian patent were novel, but that a few claims were obvious, and therefore invalid. That being said, Enzymotec was not successful in its third attempt to invalidate the ‟royalty-triggering” claims. In addition, Neptune disagreed with the Australian Office’s statement on obviousness of some of the claims and we filed our position in that regard in July 2016. On or around October 31, 2016, the APO confirmed the validity of all 97 claims of Neptune’s Au2002322233. Royalties are owed to Neptune on sales in Australia since April 27, 2014. No such royalty amount has been recognized in Neptune’s financial statements of the three-month and nine-month periods ended November 30, 2016. Neptune is working on recovering the royalties owed from Enzymotec.

On September 30, 2016, Neptune through Biodroga signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. In order to keep its exclusivity, the Company has to sell a minimum volume per year.

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management discussion and analysis of the financial situation and operating results

Election of Directors

On July 15, 2016, the Corporation announced that the nominees listed in its management proxy circular dated June 14, 2016 were elected as directors of Neptune at its Annual and Special Meeting of Shareholders held on July 12, 2016. The Board of Directors is currently comprised of the following Directors: Pierre Fitzgibbon, Katherine Crewe, Ronald Denis, James S. Hamilton, John M. Moretz, François R. Roy, Leendert H. Staal, Victor Neufeld and Richard P. Schottenfeld.

Change in Fiscal Year End to March 31st

On July 15, 2016, the Corporation announced that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation’s year-end will take place on March 31, 2017 rather than February 28, 2017. The change in year-end will be better aligned with Neptune’s industry comparables and have standard quarters. For purpose of its regulatory filings, the Corporation will report results for the 13th months transition period ended March 31, 2017 with a last quarterly period covering a four-month period from December 1, 2016 to March 31, 2017.

About Acasti

Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe hypertriglyceridemia. Acasti is currently aiming to initiate a Phase 3 trial in the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-high density lipoprotein cholesterol (non-HDL-C), low-density lipoprotein cholesterol, or “bad” cholesterol (LDL-C), and high-density lipoprotein cholesterol, or “good” cholesterol (HDL-C) levels together with a variety of other interesting cardiometabolic biomarkers in patients with severe hypertriglyceridemia.

In December 2015, Acasti announced that it intended to pursue a 505(b)(2) regulatory pathway towards an New Drug Application (NDA) approval in the United States. The 505(b)(2) regulatory pathway is defined in the United States Federal Food Drug and Cosmetics Act as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not conducted by or for the applicant, and for which the applicant has not obtained a right of reference. These applications differ from the typical NDA (described under Section 505(b)(1) of the United States Federal Food Drug and Cosmetics Act), in that they allow a sponsor to rely, at least in part, on the U.S. Food and Drug Administration (FDA)’s findings of safety and/or effectiveness for a previously approved drug. Acasti intends to pursue this regulatory pathway as a strategy to speed up and streamline the development of CaPre, thereby reducing the associated cost and risk.

In order to qualify for the 505(b)(2) pathway, the FDA supported Acasti’s proposal to conduct a bioavailability Bridging Study that compared CaPre (omega-3 free fatty acid/phospholipid composition) with the already-approved hypertriglyceridemia drug LOVAZA (omega-3-acid ethyl esters) in healthy volunteers. These results were discussed above and given that the primary study objective was met, these results are expected to support the basis for claiming a comparable safety profile of CaPre and LOVAZA. This supports Acasti’s plan to pursue FDA authorization to use the 505(b)(2) pathway, which would enable Acasti to rely on the safety data of LOVAZA. Acasti is scheduled to meet with the FDA in early 2017 to review the Bridging Study data, confirm the 505(b)(2) regulatory approach, and to finalize the protocol for the Phase 3 trial needed for NDA approval.

Acasti is currently preparing for these discussions with the FDA. Such discussions are intended to allow the FDA to provide feedback on Acasti’s regulatory plans and to clarify or answer specific questions that the FDA may have prior to initiating any Phase 3 clinical study.

Key elements of Acasti’s business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe hypertriglyceridemia. Acasti does not currently have in-house sales and marketing capabilities, and currently plans to pursue development and/or distribution partnerships to support the commercialization of CaPre in the United States and in other major global markets. Acasti’s preferred strategy is to commercialize through strategic partnerships which could also provide funding support for these development and commercialization activities. A late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies. Acasti is taking an opportunistic approach to partnering and licensing in various geographies and indications. At launch in the United States, Acasti expects to focus initially on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe hypertriglyceridemia (HTG) as part of the sales and marketing strategy for CaPre.

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management discussion and analysis of the financial situation and operating results

Key goals of Acasti include to:

•	Initiate and complete the Phase 3 clinical trial and, assuming the results of the Phase 3 clinical trial are positive, file an NDA to obtain regulatory approval for CaPre in the United States (initially for the treatment of severe hypertriglyceridemia) with the potential to expand the indication thereafter for the treatment of moderate to high hypertriglyceridemia assuming positive outcome study data from two competitors, with the likelihood of additional clinical trials being required for CaPre such as comparative and/or additional outcome trials;
•	Continue to strengthen Acasti’s patent portfolio and other means of protecting intellectual property rights;
•	Pursue strategic opportunities including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide development capital, market access and other strategic sources of capital for Acasti. However, we cannot assure when or whether Acasti will complete any such strategic opportunities.

In addition to completing a Phase 3 clinical trial, Acasti expects that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching commercial launch of the product, which will initially be for the treatment of severe hypertriglyceridemia.

Effective on November 8, 2016, Acasti announced that it changed its stock ticker symbol to "ACST" on TSXV.

On November 28, 2016, as part of Acasti’s strategy to operate independently of Neptune, its parent company, Acasti announced the appointment of Ms. Linda O’Keefe as Acasti’s Chief Financial Officer (CFO). Ms. O’Keefe is an accomplished CFO and finance executive with experience in public small cap and multi-national biotech companies, private start-ups in the life sciences industry, as well as with venture capital and lower middle market private equity firms. Her track-record includes finance, accounting and back office administrative leadership roles.

On December 5, 2016 Acasti filed a preliminary short form prospectus and it is not currently in our intention to participate in this public financing.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by all parties involved.

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management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,252	1	(112)	12,141
Gross margin	3,450	1	1	3,452
R&D	(340)	(1,684)	581	(1,443)
SG&A	(4,511)	(829)	–	(5,340)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,716	(2,512)	582	9,786
Net finance (cost) income	(697)	115	–	(582)
Income taxes	217	–	–	217
Net income (loss)	11,236	(2,397)	582	9,421

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	11,236	(2,397)	582	9,421
Add (deduct):
Depreciation and amortization	856	621	(581)	896
Finance costs	625	1	(6)	620
Finance income	(126)	(118)	6	(238)
Change in fair value of derivative assets and liabilities	198	2	–	200
Stock-based compensation	315	155	–	470
Income taxes	(217)	–	–	(217)
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Adjusted EBITDA (non-IFRS operating loss)[1]	1,271	(1,736)	1	(464)

Three-month period ended November 30, 2015

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	5,515	5	–	5,520
Gross margin	1,648	3	–	1,651
R&D	(387)	(2,155)	581	(1,961)
SG&A	(2,824)	(481)	–	(3,305)
Insurance recoveries	500	–	–	500
Loss from operating activities	(1,063)	(2,633)	581	(3,115)
Net finance (cost) income	(243)	442	(11)	188
Net loss	(1,306)	(2,191)	570	(2,927)

Non-IFRS operating loss[1] calculation
Net loss	(1,306)	(2,191)	570	(2,927)
Add (deduct):
Depreciation and amortization	600	601	(581)	620
Finance costs	333	1	–	334
Finance income	(97)	(88)	–	(185)
Change in fair value of derivative assets and liabilities	7	(355)	11	(337)
Stock-based compensation	397	44	–	441
Insurance recoveries	(500)	–	–	(500)
Non-IFRS operating loss[1]	(566)	(1,988)	–	(2,554)

____________________

1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

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management discussion and analysis of the financial situation and operating results

Nine-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	35,093	8	(112)	34,989
Gross margin	9,554	8	1	9,563
R&D	(1,091)	(5,677)	1,742	(5,026)
SG&A	(10,197)	(2,252)	–	(12,449)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,383	(7,921)	1,743	5,205
Net finance (cost) income	(1,982)	41	(3)	(1,944)
Income taxes	(83)	–	–	(83)
Net income (loss)	9,318	(7,880)	1,740	3,178
Total assets	133,538	21,589	(45,085)	110,042
Cash and short-term investments (including restricted short-term investments)	6,759	5,843	–	12,602
Working capital[2]	15,628	4,421	1	20,050

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	9,318	(7,880)	1,740	3,178
Add (deduct):
Depreciation and amortization	2,388	1,843	(1,742)	2,489
Finance costs	1,976	15	(89)	1,902
Finance income	(226)	40	89	(97)
Change in fair value of derivative assets and liabilities	233	(96)	3	140
Stock-based compensation	985	430	–	1,415
Income taxes	83	–	–	83
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Acquisitions costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	3,179	(5,648)	1	(2,468)

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1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

Nine-month period ended November 30, 2015

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,927	17	(342)	12,602
Gross margin	1,579	10	(85)	1,504
R&D	(1,251)	(5,798)	1,828	(5,221)
SG&A	(8,610)	(1,615)	–	(10,225)
Insurance recoveries	1,224	–	–	1,224
Loss from operating activities	(7,058)	(7,403)	1,743	(12,718)
Net finance (cost) income	(670)	3,005	(68)	2,268
Net loss	(7,728)	(4,398)	1,675	(10,450)
Total assets	101,683	30,928	(46,069)	86,542
Cash and short-term investments	5,063	14,100	–	19,163
Working capital[2]	14,924	13,161	(50)	28,035

Non-IFRS operating loss[1] calculation
Net loss	(7,728)	(4,398)	1,675	(10,450)
Add (deduct):
Depreciation and amortization	1,790	1,784	(1,743)	1,831
Finance costs	996	3	–	999
Finance income	(392)	(921)	–	(1,314)
Change in fair value of derivative assets and liabilities	66	(2,087)	68	(1,953)
Stock-based compensation	1,084	201	–	1,285
Insurance recoveries	(1,224)	–	–	(1,224)
Non-IFRS operating loss[1]	(5,408)	(5,418)	–	(10,826)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

Key ratios of the nutraceutical segment

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2016	2015	2016	2015
Key ratios (% of total revenues):
Gross margin	28%	30%	27%	12%
Research and development expenses	3%	7%	3%	10%
Selling, general and administrative expenses	37%	51%	29%	67%
Adjusted EBITDA (non-IFRS operating loss)[1]	10%	(10%)	9%	(42%)

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1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended November 30, 2016 amounted to $12,252, representing an increase of 122% compared to $5,515 for the three-month period ended November 30, 2015. Total revenues for the nine-month period ended November 30, 2016 amounted to $35,093, representing an increase of 171% compared to $12,927 for the nine-month period ended November 30, 2015. The increase for the three-month and nine-month periods ended November 30, 2016 is primarily due to revenues from Biodroga, the new business acquired on January 7, 2016, and a good performance from krill ingredients with respectively 20% and 33% increase versus last year.

Total revenues for the three-month and nine-month periods ended November 30, 2016 include respectively $368 and $769 of royalty revenues compared to $439 and $930 for the corresponding periods in 2015.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended November 30, 2016 amounted to $3,450 compared to $1,648 for the same period in 2015. Gross margin for the nine-month period ended November 30, 2016 amounted to $9,554 compared to $1,579 for the same period in 2015. The increase in gross margin for the three-month and nine-month periods ended November 30, 2016 compared to last year's corresponding periods was primarily due to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. Last year’s gross margin included unallocated production overheads related to lower than expected level of production of nil and $2,174, respectively, for the three-month and nine-month periods ended November 30, 2015 and a reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the same periods.

These improvements translated into a stable gross margin as a % of total revenues from 30% for the three-month period ended November 30, 2015 to 28% for the three-month period ended November 30, 2016 and into a significant increase from 12% for the nine-month period ended November 30, 2015 to 27% for the nine-month period ended November 30, 2016.

Research and Development (R&D) Expenses

R&D expenses amounted to $340 in the three-month period ended November 30, 2016 compared to $387 for the corresponding period in 2015, a decrease of $47 compared to the corresponding period in 2015. R&D expenses amounted to $1,091 in the nine-month period ended November 30, 2016 compared to $1,251 for the corresponding period in 2015, a decrease of $160 compared to the corresponding period in 2015. The decrease in the nine-month period ended November 30, 2016 is mainly attributable to $103 of impairment loss related to intangible assets that was included in the corresponding period of 2015.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $4,511 in the three-month period ended November 30, 2016 compared to $2,824 for the corresponding period in 2015, an increase of $1,687 compared to the corresponding period in 2015. SG&A expenses amounted to $10,197 in the nine-month period ended November 30, 2016 compared to $8,610 for the corresponding period in 2015, an increase of $1,587 compared to the corresponding period in 2015. The increases are mainly attributable to an increase in legal fees related to royalty settlement of $1,501, to Biodroga’s SG&A expenses partially offset by a property tax credit, a decrease in marketing expenses and by a decrease in professional fees.

Other income

Other income amounted to $13,117 in the three-month and nine-month periods ended November 30, 2016 and is related to royalty settlement with Aker BioMarine. Other income amounted to $500 and $1,224, respectively, in the three-month and nine-month periods ended November 30, 2015 and is related to insurance recoveries.

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management discussion and analysis of the financial situation and operating results

Adjusted EBITDA (Non-IFRS operating loss)

Adjusted EBITDA improved by $1,837 for the three-month period ended November 30, 2016 to an Adjusted EBITDA of $1,271 compared to a non-IFRS operating loss of $566 for the three-month period ended November 30, 2015. Adjusted EBITDA improved by $8,587 for the nine-month period ended November 30, 2016 to an Adjusted EBITDA of $3,179 compared to a non-IFRS operating loss of $5,408 for the nine-month period ended November 30, 2015.

The improvement of the Adjusted EBITDA for the three-month and nine-month periods ended November 30, 2016 is mainly attributable to an increase in revenues, to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. The improvement is also due to last year unallocated production overheads related to lower than expected level of production of nil and $2,174, respectively, for the three-month and nine-month periods ended November 30, 2015 and reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the same periods.

Net finance costs (income)

Finance income amounted to $126 in the three-month period ended November 30, 2016 compared to $97 for the corresponding period in 2015, representing an increase of $29. Finance income amounted to $226 in the nine-month period ended November 30, 2016 compared to $392 for the corresponding period in 2015, representing a decrease of $166. The decrease of $166 in the nine-month period ended November 30, 2016 is attributable to the variation of the foreign exchange gain.

Finance costs amounted to $625 in the three-month period ended November 30, 2016 compared to $333 for the corresponding period in 2015, an increase of $292 compared to the same period in 2015. Finance costs amounted to $1,976 in the nine-month period ended November 30, 2016 compared to $996 for the corresponding period in 2015, an increase of $980 compared to the same period in 2015. The increase in the three-month and nine-month periods ended November 30, 2016 is mostly attributable to an increase in interest on loans and borrowings. The increase in interest on loans and borrowings is attributable to the financing of the business acquisition that occurred in January 2016 and to the new financing from B&C that occurred in April 20, 2016. The increase is also attributable to the increase in interest charge on the secured loan from Investissement Quebec, for which the interest rate increased starting on January 1st, 2016.

Change in fair value of derivative assets and liabilities amounted to a loss of $198 in the three-month period ended November 30, 2016 compared to $7 for the corresponding period in 2015. Change in fair value of derivative assets and liabilities amounted to a loss of $233 in the nine-month period ended November 30, 2016 compared to $66 for the corresponding period in 2015. Variations are caused by the reevaluation of the fair value of financial instruments.

Income taxes

The net income of the quarter ended November 30, 2016 includes deferred income tax of $217. The net income of the nine-month period ended November 30, 2016 includes deferred tax expenses of $83. The deferred income tax recovery and deferred income tax expense for the quarter and year-to-date ended November 30, 2016 result from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

Net income (loss)

The nutraceutical segment realized a net income for the three-month period ended November 30, 2016 of $11,236 compared to a net loss of $1,306 for the three-month period ended November 30, 2015, an improvement of $12,542 compared to the same period in 2015. The nutraceutical segment realized a net income for the nine-month period ended November 30, 2016 of $9,318 compared to a net loss of $7,728 for the nine-month period ended November 30, 2015, an improvement of $17,046 compared to the same period in 2015. The net loss for the three-month and nine-month periods ended November 30, 2015 included insurance recoveries for amounts of $500 and $1,224, respectively.

The improvement of the net income for the three-month and nine-month periods ended November 30, 2016 is mainly attributable to royalty settlement net of the related legal fees, and to the same reasons stated above for the improvement of the Adjusted EBITDA for the three-month and nine-month periods ended November 30, 2016. This improvement is partially offset by an increase in finance costs of $292 for the three-month period ended November 30, 2016. For the nine-month period ended November 30, 2016, the improvement is partially offset by an increase in finance costs of $980 and by a decrease in finance income of $166.

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management discussion and analysis of the financial situation and operating results

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss

The Non-IFRS operating loss decreased by $251 for the three-month period ended November 30, 2016 to $1,737 compared to $1,988 for the three-month period ended November 30, 2015, mainly due to a decrease in research and development expenses, more specifically research contracts and professional fees, before consideration of stock-based compensation, amortization and depreciation, offset by an increase in general and administrative (G&A) professional fees.

While Acasti continued to move its research and development (R&D) program forward as planned on its previously announced timeline for the conduct of its clinical program, R&D expenses decreased by $498 for the three-month period ended November 30, 2016 to $1,043 compared to $1,541 for the same period ended November 30, 2015 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to the decrease in professional fees of $279 and research contracts of $231 with the successful completion of its bioavailability bridging clinical study during the quarter at less than the projected cost for this study given certain activities not being needed and based on the currency exchange impact.

The $244 increase in G&A expenses to $694 for the three-month period ended November 30, 2016 compared to $450 for the same period ended November 30, 2015 (before consideration of stock-based compensation), is mainly attributable to an increase in professional fees of $211 due to project expenses for the reactivation of the public and investor relations programs and the achievement of business development milestones as well as in nonrecurring legal professional fees associated primarily with Acasti’s year-end change and immigration activities for its U.S. executives and increased salaries and benefits associated with added executive headcount.

The Non-IFRS operating loss increased by $229 for the nine-month period ended November 30, 2016 to $5,647 compared to $5,418 for the nine-month period ended November 30, 2015, mainly due to increases in G&A expenses before consideration of stock-based compensation and amortization and depreciation.

R&D expenses decreased by $200 for the nine-month period ended November 30, 2016 to $3,772 from $3,972 for the same period last year (before consideration of stock-based compensation, amortization and depreciation). This decrease was mainly attributable to the decrease in professional fees of $950, principally offset by increases in research contracts of $696, and salaries and expenses of $158. The decrease of $950 in professional fees is primarily due to a decrease in regulatory expenses and development consulting fees with the prior clinical study analytics and planning for this year’s bridging clinical study having been incurred last year combined with the reclassification of market research expenses to G&A in the current year. This year’s increase of $696 in research contracts was primarily due to the conduct of the bioavailability bridging clinical study initiated early in fiscal 2017. Acasti has also been continuing its pharmaceutical process and analytical development and chemistry manufacturing control scale-up, as planned on Acasti’s previously announced timeline.

The $428 increase in G&A expenses to $1,883 for the nine-month period ended November 30, 2016 from $1,455 for the same period last year, before consideration of stock-based compensation, was mainly attributable to an increase in professional fees of $292. These increased professional fees were principally comprised of expenses associated with the achievement of business development milestones, increased market research expenses and non-recurring project legal and accounting fees associated with the year-end change and the immigration-related fees for the U.S. executives. The salaries and benefits also increased by $249, primarily with the addition of new executive management. The increase was principally offset by a decrease in Neptune administrative fees of $171.

Net Loss

Acasti realized a net loss for the three-month period ended November 30, 2016 of $2,397 or $0.22 per share compared to a net loss of $2,191 or $0.21 per share for the three-month period ended November 30, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section.

Acasti realized a net loss for the nine-month period ended November 30, 2016 of $7,880 or $0.74 per share compared to a net loss of $4,398 or $0.41 per share for the nine-month period ended November 30, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss sections as well as by last year’s net loss having being reduced by a $2,087 incremental decreased value of the derivative warrant liabilities, a $1,044 change from foreign exchange gain last year to a foreign exchange loss this year and a $229 increase in stock-based compensation with addition of new executive management.

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management discussion and analysis of the financial situation and operating results

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and our acquisition are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of common shares and debt.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial liabilities section. Under this decreasing swap with an original nominal value of $5,625 (value of $5,022 as at November 30, 2016), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $6,424 as of November 30, 2016.

The Corporation also entered into cross currency swaps to manage foreign currency risk. Fair value of these swaps is presented under other financial liabilities sections. Under the GBP for CDN$ cross currency swap with original nominal value of $3,640, maturing April 30, 2018, the Corporation receives a fixed rate of 12%. Under the CDN$ for US$ cross currency swap with original nominal value of US$2,769, maturing April 30, 2018, the Corporation pays a fixed rate of 13.17%. Foreign exchange exposure on interest expense and debt repayments so converted to USD are therefore mainly naturally hedged by the Corporation’s revenues and receivables denominated in USD. The Corporation did not apply hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Corporation functional currency.

Operating Activities

During the three-month period ended November 30, 2016, the cash used in operating activities amounted to $250. The cash flows generated from the operations before the change in operating assets and liabilities amounted to $11,250, including the amounts of other income royalty settlement of $13,117 less related costs of $1,501. The changes in operating assets and liabilities amounting to $11,526, mainly coming from trade and other receivables (including long-term receivable) and trade and other payables (including long-term payables) related to the royalty settlement, reduced the cash flows from operations to the negative said amount of $250.

During the three-month period ended November 30, 2015, the cash generated by operating activities amounted to $297. The cash flows from operating activities for the three-month period ended November 30, 2015 are mainly attributable to changes in operating assets and liabilities that generated $2,434 and to the net loss incurred during that quarter.

During the nine-month period ended November 30, 2016, the cash from operating activities amounted to $1,949. The cash flows generated from the operations before the change in operating assets and liabilities amounted to $8,861, also including the royalty settlement. The changes in operating assets and liabilities amounting to $6,593, mainly coming from trade and other receivables (including long-term receivable), inventories and trade and other payables (including long-term payables) related to the royalty settlement, reduced the cash flows from operations to the positive said amount of $1,949.

During the nine-month period ended November 30, 2015, the cash used by operating activities amounted to $7,653. The cash flows used by operating activities for the nine-month period ended November 30, 2015 are mainly attributable to the net loss incurred during that period and to changes in operating assets and liabilities that generated $2,193.

Investing Activities

During the three-month period ended November 30, 2016, except for the variation in the short-term investments generating $61 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($892) mostly related to R&D equipment for Acasti. Last fiscal year, an amount of $161 was invested in property, plant and equipment for the plant.

During the nine-month period ended November 30, 2016, except for the variation in the short-term investments generating $2,883 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($2,043) mostly related to R&D equipment for Acasti. Last fiscal year, an amount of $1,012 was invested in property, plant and equipment mostly for the plant.

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management discussion and analysis of the financial situation and operating results

Financing Activities

During the three-month period ended November 30, 2016, the financing activities used $1,675 of cash mainly for the repayment of loans and borrowings of $1,324 and for interest paid of $502. During the three-month period ended November 30, 2015, financing activities used $231 of cash mostly from the payment of interest.

During the nine-month period ended November 30, 2016, the financing activities used $3,123 of cash mainly for the repayment of loans and borrowings of $5,257 and for interest paid of $1,562. This increase is partially offset by an increase in loans and borrowings of $3,666 related to new loan from B&C. During the nine-month period ended November 30, 2015, financing activities used $677 of cash mostly from the payment of interest.

At November 30, 2016, the Corporation’s liquidity position, consisting of cash and short-term investments, was $9,816. Of this amount, $5,843 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to the nutraceutical segment. The Corporation has also restricted short-term investments of $2,786 that are mostly pledged for the loan incurred in the acquisition of Biodroga and the cross currency swap contracts.

The Corporation has an authorized bank line of credit of $1,800, of which $730 was available as at November 30, 2016. On April 20, 2016, the Corporation also signed a term loan of approximately $3,666 with B&C (see Loan Financing of the Business Overview section).

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. Acasti is currently in the process of raising additional funds, but if Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectations that they will be able to raise additional funds, assuming the successful completion of Acasti’s previously announced financing initiatives.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

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management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the three-month and nine-month periods ended November 30, 2016 and 2015. Variations in these amounts have been explained in the segment disclosures section above.

(Unaudited)	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2016	2015	2016	2015
	$	$	$	$
Total revenues	12,141	5,520	34,989	12,602
Non-IFRS operating loss[1]	(464)	(2,554)	(2,468)	(10,826)
Net income (loss)	9,421	(2,927)	3,178	(10,450)
Net income (loss) attributable to equity holders of the Corporation	10,685	(1,776)	7,337	(8,085)
Basic and diluted income (loss) per share	0.14	(0.02)	0.09	(0.11)

Total assets			110,042	86,542
Working capital[2]			20,050	28,035
Non-current financial liabilities			19,440	11,714
Equity attributable to equity holders of the Corporation			64,396	49,181

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	November 30,	August 31,	May 31,	February 29,
	2016	2016	2016	2016
	$	$	$	$
Total Revenues	12,141	11,591	11,257	10,030
Non-IFRS operating loss[1]	(464)	(857)	(1,146)	(493)
Net income (loss)	9,421	(2,419)	(3,825)	(379)
Net income (loss) attributable to equity holders of the Corporation	10,685	(1,191)	(2,157)	615
Basic and diluted income (loss) per share	0.14	(0.02)	(0.03)	0.01

____________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

	November 30,	August 31,	May 31,	February 28,
	2015	2015	2015	2015
	$	$	$	$
Total Revenues	5,520	4,378	2,704	4,021
Non-IFRS operating loss[1]	(2,554)	(3,104)	(5,168)	(9,964)
Net loss	(2,927)	(2,557)	(4,966)	(10,679)
Net loss attributable to equity holders of the Corporation	(1,776)	(1,875)	(4,434)	(9,220)
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.12)

The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. Starting in the quarter ended February 29, 2016, revenues increased because Biodroga’s revenues are then consolidated.

The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at November 30, 2016 compared to February 29, 2016:

Accounts	Increase (Reduction)	Comments
Cash	(336)	Refer to ‟liquidity and capital resources’’
Short-term investments	(2,848)	Maturity of investments
Trade and other receivables	3,628	Receivable from Aker settlement
Prepaid expenses	(483)	Recognition of prepaid expenses
Inventories	(4,119)	Increase in sales
Restricted short-term investments	(214)	Release of restriction on short-term investments
Property, plant and equipment	428	Costs related to equipment net of depreciation
Intangible assets	5,544	Licence agreements, net of amortization
Long-term receivable	2,686	Long-term receivable from Aker settlement
Trade and other payables	(347)	Payment of trade and other payables
Deferred revenues	142	Deferred revenues
Income taxes payable	(301)	Payment of income taxes payable
Long-term payables	1,325	Long-term payables related to acquisition of licence and to legal fees for Aker settlement
Loans and borrowings	(1,395)	Loan from B&C Bank less repayments

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from February 29, 2016.

____________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

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management discussion and analysis of the financial situation and operating results

CONSOLIDATED CONTRACTUAL OBLIGATIONS

Derivatives over the Corporation’s own equity in the amount of $58 at November 30, 2016 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at November 30, 2016:

						November 30, 2016
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$10,796	$10,796	$9,471	$826	$499	$–
Loans and borrowings*	26,286	30,473	10,086	18,711	1,676	–
Interest rate swap contract	12	12	10	2	–	–
Cross currency swap contracts	229	229	229	–	–	–
Research and development contracts	–	1,272	1,272	–	–	–
Purchase obligation	–	742	742	–	–	–
Operating leases	–	2,579	682	951	669	277
Other agreements	–	955	955	–	–	–
	$37,323	$47,058	$23,447	$20,490	$2,844	$277

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of November 30, 2016, Neptune was compliant with all of its borrowing covenant requirements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three- month and nine-month periods ended November 30, 2016 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the November 30, 2016 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended November 30, 2016 that have materially affected, or are reasonably likely materially affecting its ICFR.

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management discussion and analysis of the financial situation and operating results

Limitation on scope of design

The Corporation has limited the scope of its disclosure controls and procedures and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude Biodroga as allowed by National Instrument 52-109 and in accordance with practices accepted by the Autorités des Marchés Financiers.

The table below presents the summary financial information included in the Corporation’s Consolidated Financial Statements for the excluded acquired business:

Biodroga Selected financial information from the statement of earnings	March 1st - November 30, 2016
Total revenues	$17,862
Operating income	1,269

Biodroga Selected financial information from the statement of financial position	As at November 30, 2016
Total current assets	$10,669
Total non-current assets	15,915
Total current liabilities	9,386
Total non-current liabilities	8,152

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at January 12, 2017, the total number of common shares issued and outstanding is 77,945,548 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 774,174 warrants, 4,347,965 options and 425,354 deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 145,750 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants and 993,226 options outstanding at this date. Each Series 9 warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.

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